Altair Engineering Inc.

1820 E Big Beaver Road

Troy, Michigan 48083

August 2, 2023

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edwin Kim, Esq. and Mitchell Austin, Esq.

Re:	Altair Engineering Inc.

Form 10-Q for the Fiscal Quarter Ended March 31, 2023

Filed May 4, 2023

File No. 001-38263

Dear Ladies and Gentlemen:

This letter is submitted by Altair Engineering Inc. (the “Company” or “Altair”) in connection with the Staff’s response letter dated July 24, 2023 and the Staff’s prior comment letter dated June 12, 2023.

The Staff’s response in its July 24, 2023 letter has been retyped below in italics, and is followed by the Company’s response:

SEC Response dated July 24, 2023:

Form 10-Q for the Fiscal Quarter Ended March 31, 2023

General

1.

SEC: We note your response to prior comment 1, including your belief that the cybersecurity incident was not material. In future filings, please ensure your risk factor on cybersecurity incidents clearly states that the cybersecurity incidents that “may occur” on your systems could disrupt Altair materially in the future.

Company Response: The Company respectfully acknowledges the Staff’s comment and in its future 10-K filings will ensure that the risk factor on cybersecurity incidents clearly states that cybersecurity incidents that “may occur” on the Company’s systems could disrupt Altair materially in the future.

All disclosure changes in response to the staff’s comments and responses will be addressed in future fillings made pursuant to the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact the undersigned at 248-614-2400, or our outside counsel, Kate Basmagian, Esq. (212-262-6700) or Peter Ehrenberg, Esq. (212-262-6700) of Lowenstein Sandler, LLP.

Very truly yours,

ALTAIR ENGINEERING INC.

By:	/s/ Matthew Brown
Name:	Matthew Brown
Title:	Chief Financial Officer

cc:	Raoul Maitra, Esq.

Mr. Brian Gayle

Kate Basmagian, Esq.

Peter Ehrenberg, Esq.